1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 14, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PRICE SENSITIVE INFORMATION

Announcement in Relation to the Company as the Ultimate Transferee of the Equity Interests in Six Aluminum Companies

This announcement is issued pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As approved at the 2008 Extraordinary General Meeting of Aluminum Corporation of China Limited (hereafter, the "Company"), the Company submitted to the China Beijing Equity Exchange on 12 May 2008 the application to acquire 100% of the equity interest in Lanzhou Liancheng Longxing Aluminum Company Limited, 100% of the equity interest in Chinalco Southwest Aluminum Cold Rolling Company Limited, 84.02% of the equity interest in Chinalco Henan Aluminum Company Limited, 75% of the equity interest in Chinalco Ruimin Co., Ltd., 60% of the equity interest in Chinalco Southwest Aluminum Co., Ltd. and 56.86% of the equity interest in Huaxi Aluminum Company Limited from Aluminum Corporation of China and China Nonferrous Metals Processing Technology Co., Ltd. (hereafter, the "Transferors"). The equity interests of the above-referenced companies are listed on the China Beijing Equity Exchange for bidding at a consideration of RMB4,174.7589 million. On 13 May 2008, the Company received the confirmation from the China Beijing Equity Exchange and became the ultimate transferee of the above-referenced equity interests.

The Company will publish further details of the transfer upon the formal execution of the equity transfer agreement with the Transferors.

By order of the Board of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Beijing, PRC
14 May 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary